April 13, 2012

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

Response to Comment Letter dated March 30, 2012
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 1-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated March 30, 2012, concerning its Annual Report on Form 10-K for the year ended December 31, 2011. We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a repeat of the comments made by the Staff, and Dow’s response with respect to each comment:

Defined Terms

The terms "Dow" and "Company" mean The Dow Chemical Company, a Delaware corporation, and its consolidated subsidiaries, except as used in our responses to Comments #1 and #2 where the meaning does not include its consolidated subsidiaries. Where Dow’s consolidated subsidiaries are meant to be included in those particular responses, the term “consolidated subsidiaries” has been specifically used.

"2011 10-K" means the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s 2011 10-K.

"Nonconsolidated affiliates" means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries that are accounted for using the equity method.

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
You stated in your letter to us dated April 7, 2009 that you, through your foreign subsidiaries and affiliates, sold products into Iran, Sudan, and Syria. You also advised us in that letter that you did not anticipate any significant changes in your business with those countries in the near future. In addition, it appears from your website that nationals of Iran can request your product safety data sheets. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct and indirect arrangements, since your April 2009 letter. Your response should describe any products, materials, components, equipment, technology, or services you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

DOW’S RESPONSE
Information on www.dow.com
We currently use dropdown menus that provide a list of countries on some of the pages within Dow’s corporate website. We have reviewed our entire website and have confirmed removal of the countries of Iran, Sudan and Syria from all dropdown menus.

General – Iran, Sudan and Syria
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran, Sudan and Syria.

As qualified and explained in more detail below, Dow and its U.S. consolidated subsidiaries had no sales into Iran, Sudan or Syria in 2009, 2010 or 2011; and neither Dow nor any of its consolidated subsidiaries anywhere in the world may transact business with any of those countries in the future.

As set forth in more detail below, certain of Dow’s non-U.S. consolidated subsidiaries have had historical sales into Sudan and Syria, and a non-U.S. nonconsolidated affiliate has had historical sales into Iran, Sudan and Syria. All such sales were immaterial in amount and, to the best of Dow's knowledge and belief, were made in compliance with applicable U.S. laws.

Iran
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran and no sales were made by Dow or its consolidated subsidiaries into Iran in 2009, 2010 or 2011.

A non-U.S. nonconsolidated affiliate sold an immaterial amount of polyethylene into Iran in 2010 as provided below. Polyethylene is not a “dual-use product” as defined in the U.S. Commerce Department’s Bureau of Industry and Security’s (“BIS”) Export Administration Regulations.

Sales into Iran by Non-U.S. Nonconsolidated Affiliate
Year	Sales, in millions	% of Total Sales of Non-U.S. Nonconsolidated Affiliate
2010	$0.1	0.008%

Sudan
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Sudan. Certain of Dow’s non-U.S. consolidated subsidiaries sold an immaterial amount of agricultural products (used for crop protection and pest management) into Sudan in 2009, 2010 and 2011 as provided below. None of the products sold into Sudan in 2009, 2010 and 2011 are “dual-use products” as defined in the BIS Export Administration Regulations.

Sales into Sudan by Non-U.S. Consolidated Subsidiaries
Year	Sales, in millions	% of Total Sales of Dow and its Consolidated Subsidiaries
2009	$0.6	0.001%
2010	$0.9	0.002%
2011	$3.0	0.005%

No sales have been made into Sudan by any of Dow’s non-U.S. consolidated subsidiaries to-date in 2012 and no further sales to Sudan are anticipated due to the Company’s recently updated policy that neither Dow nor any of its consolidated subsidiaries anywhere in the world may transact business with Sudan.

A non-U.S. nonconsolidated affiliate of Dow sold an immaterial amount of polyethylene into Sudan in 2009, 2010 and 2011 as provided below. Polyethylene is not a “dual-use product” as defined in the BIS Export Administration Regulations.

Sales into Sudan by Non-U.S. Nonconsolidated Affiliate
Year	Sales, in millions	% of Total Sales of Non-U.S. Nonconsolidated Affiliate
2009	$13.0	1.0%
2010	$11.0	1.0%
2011	$3.0	0.2%

Syria
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria. Certain of Dow’s non-U.S. consolidated subsidiaries had an immaterial amount of sales into Syria in 2009, 2010 and 2011 as provided below. On February 27, 2012, a decision was made by the Company’s regional leadership in Europe, Middle East and Africa for its non-U.S. consolidated subsidiaries to stop accepting new sales orders destined to Syria.

Sales into Syria by Non-U.S. Consolidated Subsidiaries
Year	Sales, in millions	% of Total Sales of Dow and its Consolidated Subsidiaries
2009	$22.2	0.049%
2010	$19.4	0.036%
2011	$17.0	0.028%

A breakdown of the products sold into Syria in 2009, 2010 and 2011 by Dow’s non-U.S. consolidated subsidiaries is provided below. None of the products sold into Syria are “dual-use products” as defined in the BIS Export Administration Regulations.

Sales by Segment and Year, in millions
Segment	2009	2010	2011	Products and Applications
Performance Materials	$13.1	$15.0	$10.6
Principally polyurethane products used for mattresses, furniture and footwear; glycol ethers used in household and industrial cleaners, paints, inks and coatings; polyglycols used in chemical processing, household and industrial cleaners, lubricants, personal care products, and pharmaceuticals; and surfactants used in oil and gas production.

Agricultural Sciences	1.2	3.0	5.9	Products used for crop protection and pest management.
Performance Plastics	2.2	0.3	0.3	Primarily polyethylene used in packaging applications.
Electronic and Functional Materials	0.3	0.2	0.2	Primarily cellulosics used in formulations across a number of market segments, including food and nutrition, pharmaceuticals and other specialty industrial applications.
Coatings and Infrastructure Solutions	0.2	-	-	Architectural coatings.
Divested Businesses	5.2	0.9	-	Primarily polystyrene used in building and construction applications.
Total	$22.2	$19.4	$17.0

A non-U.S. nonconsolidated affiliate of Dow sold an immaterial amount of polyethylene into Syria in 2009, 2010 and 2011 as provided below. Polyethylene is not a “dual-use product” as defined in the BIS Export Administration Regulations.

Sales into Syria by Non-U.S. Nonconsolidated Affiliate
Year	Sales, in millions	% of Total Sales of Non-U.S. Nonconsolidated Affiliate
2009	$32.0	3.0%
2010	$41.0	3.0%
2011	$19.0	1.0%

2.
Please discuss for us the materiality of the contacts with Iran, Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with each of the referenced countries since your April 2009 letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contact with Iran, Sudan, or Syria.

DOW’S RESPONSE
Materiality Analysis
As noted in our response above,

•	Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran, Sudan or Syria;

•	No sales were made by Dow or its consolidated subsidiaries into Iran in 2009, 2010 or 2011;

•	Sales made by a non-U.S. nonconsolidated affiliate into Iran in 2010 were immaterial in amount;

•	Sales made by certain non-U.S. consolidated subsidiaries into Sudan and Syria in 2009, 2010 and 2011 were immaterial in amount and no further sales will be made;

•	Sales made by a non-U.S. nonconsolidated affiliate into Sudan and Syria in 2009, 2010 and 2011 were immaterial in amount; and

•	To the best of Dow’s knowledge and belief, all of these sales were made in compliance with applicable U.S. laws.

We are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a result of the past sales activities of Dow’s non-U.S. consolidated subsidiaries or Dow’s non-U.S. nonconsolidated affiliate in the Middle East, in general, and Iran, Sudan and Syria, in particular. In addition, we are not aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; nor has Dow received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic.

Accordingly, from both a quantitative and qualitative perspective, we do not believe that these activities are material to Dow, nor do they constitute a material investment risk to our security holders.

Contact with the Governments of Iran, Sudan and Syria
To the best of Dow’s knowledge and belief, and consistent with the above statements, Dow and its U.S. consolidated subsidiaries have had no agreements, commercial arrangements or contacts with the governments of Iran, Sudan or Syria, or entities controlled by any of those governments.

Item 1A. Risk Factors, page 17

3.
We note your risk factor on page 17 relating to the risks associated with the availability and volatility of feedstocks and energy. In future filings, please revise this risk factor to provide specific examples of how changes in the pricing or availability of feedstocks and energy have impacted the operation of your business, including discussing any specific material impact on operating results. In particular, we note that the cost of feedstocks have a notable impact on your financial results, and that, according to your disclosure on page 29, your prices rose 14 percent in 2011 driven largely by a “significant increase in feedstock costs.” Further, we note your recent efforts to capitalize on the increased availability and historically low prices of natural gas, including restarting an ethylene cracker in Louisiana and building a new ethylene cracker in Texas. Please ensure your risk factor discusses the material risks to the company that may result from your increasing reliance on natural gas and your focus on increasing your ethylene production capacity.

DOW’S RESPONSE
In Future Filings, we will update our Risk Factors to incorporate information related to the pricing and availability of feedstocks and energy. Following is an example of an enhanced 2011 10-K Risk Factor disclosure.
Raw Materials: Availability of purchased feedstocks and energy and the volatility of these costs impact Dow’s operating costs and add variability to earnings.
Purchased feedstock and energy costs account for a substantial portion of the Company’s total production costs and operating expenses. The Company purchases hydrocarbon raw materials including ethane, propane, butane, naphtha and condensate as feedstocks. The Company also purchases certain monomers, primarily ethylene and propylene, to supplement internal production, as well as other raw materials. The Company purchases natural gas, mainly to generate electricity, and purchases electric power.

Feedstock and energy costs generally follow price trends in crude oil and natural gas, which are sometimes volatile. While the Company uses its feedstock flexibility and financial and physical hedging programs to help mitigate feedstock cost increases, the Company is not always able to immediately raise selling prices. Ultimately, the ability to pass on underlying cost increases is dependent on market conditions. Conversely, when feedstock and energy costs decline, selling prices generally decline as well. As a result, volatility in these costs could impact the Company’s results of operations.

The Company has announced a number of investments in the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and natural gas liquids ("NGLs") from shale gas. As a result of these investments, the Company’s exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane and propane feedstocks. The first project to come online will be the re-start of an ethylene cracker in Louisiana, which is expected to be completed by the end of 2012.

While the Company expects abundant and cost-advantaged supplies of NGLs in the United States to persist for the foreseeable future, if NGLs were to become significantly less advantaged than crude oil-based feedstocks, it could have a negative impact on the Company’s operations and future investments.

Also, if the Company’s key suppliers of feedstocks and energy are unable to provide the raw materials required for production, it could have a negative impact on the Company's results of operations.

Item 7. Management’s Discussion and Analysis, page 28

Results of Operations, page 31

4.
In future filings, please expand your discussion in this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. As an example, we note that in your earnings call for your fourth quarter 2011 results, you discuss the impact of the sovereign debt issues in Western Europe, the destocking that has occurred across supply chains, and the increasing availability of low-cost natural gas. While you include a short discussion of the “Feedstocks and Energy Outlook for 2012” on page 50, this discussion does not identify how trends in feedstock prices – and in particular, in the price of natural gas – have impacted, and will impact, your results of operations. An overview discussion of such known material trends and uncertainties should be included in your Management’s Discussion and Analysis so that investors can ascertain the likelihood that past performance is indicative of future performance. Please provide us with draft disclosure showing us how you will present a discussion of such known material trends and uncertainties in future filings. See Item 303 of Regulation S-K and SEC Release No. 330-8350.

DOW’S RESPONSE
Dow’s 2011 10-K included a number of references in Management's Discussion and Analysis ("MD&A") related to how feedstock costs, natural gas prices and known material trends, including the deepening financial crisis in Western Europe, and uncertainties have impacted, and will impact, the Company’s results of operations. Certain of those references are noted below:

2011 Overview, pages 29 and 30
"Positive signs of a slow upturn in the first half of the year were overshadowed in the latter half by the deepening financial crisis in Europe, persistently high unemployment in the United States, and inflationary pressures in emerging geographies. This led to a reduction in consumer confidence and consequently, steep customer inventory de-stocking as the year ended."

"Compared with 2010, price rose 14 percent, largely driven by a significant increase in feedstock costs. Double-digit price gains were reported in all geographic areas, as well as in Feedstocks and Energy, Coatings and Infrastructure Solutions, Performance Materials and Performance Plastics. The Company’s purchased feedstock and energy costs were $4.3 billion higher than 2010, an increase of 22 percent."

"Dow announced comprehensive plans to increase its ethylene and propylene production and further integrate feedstock opportunities from increasing supplies of shale gas into the Company’s U.S. Gulf Coast operations. Dow also announced a memorandum of understanding with Range Resources Corporation to enter into a long-term ethane supply agreement from the Marcellus Region in southwest Pennsylvania to Dow’s operations in Louisiana."

"Lingering challenges will persist in developed geographies, particularly Western Europe. Consequently, the Company's plans do not assume material improvements in end-market conditions for the first half of the year. Dow’s downstream, market-driven businesses are positioned to capture value from improving North American feedstock dynamics, which are expected to take hold in the second half of 2012."

Results of Operations, pages 31 and 32
"Net sales for 2011 were $60.0 billion, up 12 percent from $53.7 billion in 2010. Compared with last year, price increased 13 percent and volume decreased 1 percent. The increase in price was largely driven by higher feedstock costs, and was most pronounced in Feedstocks and Energy (up 27 percent)…."

"Gross margin for 2011 was $9.0 billion, compared with $7.9 billion in 2010 and $5.7 billion in 2009. Compared with 2010, gross margin was positively impacted by higher selling prices, which more than offset a $4.3 billion increase in purchased feedstock and energy costs…."

"In 2010, the improvement in gross margin compared with 2009 reflected higher selling prices, which more than offset a $5.0 billion increase in purchased feedstock and energy costs…."

Segment Results: Performance Plastics Outlook for 2012, page 48
"In North America, increasingly favorable feedstock dynamics from shale gas are expected to help U.S. Gulf Coast polyethylene production maintain a competitive position globally."

Segment Results: Feedstocks and Energy Outlook for 2012, page 50
"The Feedstocks and Energy segment expects overall market conditions in 2012 to be consistent with 2011. Crude oil and feedstock prices are expected to remain volatile and sensitive to external factors, such as economic activity and geopolitical tensions. In 2012, the Company expects crude oil prices, on average, to remain close to 2011 levels while natural gas prices in the United States are expected to decline due to increasing supplies of U.S. shale gas. Ethylene margins are expected to improve due to tightening supply and demand balances."

Outlook for 2012, page 60
"Looking into 2012, Dow expects volatile economic conditions to persist, and projects that growth in developed geographies, especially Western Europe, will remain weak well into the first half of the year."

"Dow will continue to focus on cost control and productivity and the Company’s success will continue to be driven by factors within its control: a transformed business portfolio, a balanced geographic presence, investments to leverage cost-advantaged feedstocks, particularly from shale gas dynamics in the United States…."

As identified in part above, the Company provided several references in the 2011 10-K to feedstock costs and natural gas prices and how these items have impacted the Company’s results of operations, including gross margin impact, selling price impact and the percent increase/decrease in the cost of purchased feedstocks and energy. These references are included throughout MD&A, including several references in Segment Results. In addition, information was provided in the Segment Outlooks and the Company's Outlook for 2012 (on page 60) related to trends in feedstock pricing and, in particular, natural gas and shale gas dynamics. The Company has also provided information on strategic investments in regions that are natural gas cost-advantaged. Furthermore, the Company provided information in MD&A regarding the impact of the deepening financial crisis in Europe.

While the Company believes it has complied with MD&A disclosure requirements, we do acknowledge that this information is dispersed throughout the MD&A section of the 2011 10-K. Therefore, in Future Filings, the Company will make these disclosures more cohesive by providing summarized information related to feedstock and energy costs in the Overview section of MD&A, when applicable; and will include summarized information on trends and uncertainties in its Outlook and Segment Results discussions. In addition, the Company will move the Outlook section to the end of Results of Operations.

A draft disclosure for Results of Operations is as follows. The enhancements made to the disclosure are presented in italics.

RESULTS OF OPERATIONS
The Company reported a 1 percent decline in volume from 2010. Excluding the impact of divestitures, volume was up 4 percent, with gains in all geographic areas and all operating segments except Coatings and Infrastructure (down 1 percent), which continued to be impacted by the weak construction industry. Compared with 2010, price rose 14 percent, largely driven by a significant increase in feedstock costs. Double-digit price gains were reported in all geographic areas, as well as in Feedstocks and Energy, Coatings and Infrastructure Solutions, Performance Materials and Performance Plastics. The

Company’s purchased feedstock and energy costs were $4.3 billion higher than 2010, an increase of 22 percent, driven by crude oil prices that were, on average, 41 percent higher than 2010 levels. The increase in crude oil prices was slightly offset by declines in North American natural gas prices, which were approximately 8 percent lower than in 2010.

A draft Outlook to be placed at the end of Results of Operations is provided below. The enhancements made to the disclosure are presented in italics.

OUTLOOK FOR 2012
Looking to 2012, Dow expects volatile economic conditions to persist, and projects that growth in developed geographies, especially Western Europe, will remain weak well into the first half of the year. Growth rates in emerging geographies are projected to remain well above developed geographies, driven by a broad range of end-markets such as agriculture, food packaging and water. However, year-over-year comparisons will be subdued as governments implement policies to balance economic growth with inflationary pressures.

While low inventory levels at year-end 2011, coupled with stabilizing commodity prices, may provide some demand lift as 2012 unfolds, the Company's plans do not assume an accelerated rebound in business conditions in the near term. Crude oil and feedstock prices are expected to remain volatile and sensitive to external factors, such as economic activity and geopolitical tensions. The Company expects crude oil prices, on average, to remain close to 2011 levels while natural gas prices in the United States are expected to continue to decline due to increasing supplies of U.S. shale gas. Dow will continue to focus on cost control and productivity and the Company's success will continue to be driven by those factors within its control: a transformed business portfolio, a balanced geographic presence, investments to leverage cost-advantaged feedstocks, particularly from shale gas dynamics in the United States, and continued investments in innovations aimed at the intersection of greatest societal need and business opportunity.

A draft of the Feedstocks and Energy Segment Outlook is as follows. The enhancements made to the disclosure are presented in italics.

The Feedstocks and Energy segment expects overall market conditions in 2012 to be generally consistent with 2011. Crude oil and feedstock prices are expected to remain volatile and sensitive to external factors, such as economic activity and geopolitical tensions. In 2012, the Company expects crude oil prices, on average, to remain close to 2011 levels while natural gas prices in the United States are expected to continue to decline due to increasing supplies of U.S. shale gas. The Company has announced a number of investments in the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and NGLs from shale gas. As a result of these investments, the Company’s exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane and propane feedstocks. The first project to come online will be the re-start of an ethylene cracker in Louisiana, which is expected to be completed by the end of 2012. Ethylene margins are expected to improve due to tightening supply and demand balances. VCM sales are expected to decline in 2012 due to prior reduction in the Company’s production capacity in North America.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/s/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:	Jay Ingram, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance
Dale Welcome, Division of Corporation Finance